EXHIBIT 2

PORTIONS OF DRAFT ISRAELI PROSPECTUS

2.1	General

As used in this prospectus, references to “we”, “us”, “our”, “Attunity”, or the “Company” are to Attunity Ltd and its subsidiaries, unless otherwise indicated. References to our “financial statements” are to our consolidated financial statements except as the context otherwise requires. References to “$” and “dollars” are to United States dollars and references to “NIS” and “shekels” are to New Israeli Shekels. In addition, references to “NASDAQ” are to the NASDAQ Global Market (formerly, the Nasdaq National Market) and references to “TASE” are to the Tel Aviv Stock Exchange.

References to our “Annual Report” are to our annual report on Form 20-F for the year ended December 31, 2006, filed with the United States Securities and Exchange Commission, or the SEC, on March 30, 2007.

We prepare our financial statements in dollars and in accordance with generally accepted accounting principles in the United States, referred to as U.S. GAAP, and our financial statements are audited in accordance with the standards of the Public Company Accounting Oversight Board in the United States, or PCAOB.

2.2	Cautionary Statement Concerning Forward-Looking Statements

Except for the historical information contained in this prospectus, the statements contained in this prospectus are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, and other federal securities laws with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results.

We urge you to consider that statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements, or industry results, expressed or implied by such forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section of this prospectus.

2.3	Summary Information Regarding the Company

You should read the following summary together with the more detailed information regarding us and the securities being sold in this offering, including the risks discussed under the heading “Risk Factors,” contained in this prospectus. You should also read carefully the historical consolidated financial statements and notes thereto and the other information that is incorporated by reference into this prospectus, including our Annual Report, and our Form 6-K regarding our unaudited financial results for the period ended March 31, 2007, all incorporated by reference into this prospectus.

Introduction

We were incorporated under the laws of the State of Israel in 1988 as I.S.G. Software Industries Ltd. and our legal form is a company limited by shares. We changed our name to ISG International Software Group Ltd. in 1992 and we changed our name to Attunity Ltd. in October 2000. Our executive headquarters are located at Kfar Netter Industrial Park, POB 3787, Kfar Netter 40593, Israel, telephone number (972) 9-899-3000. Our address on the Internet is http://www.attunity.com. The information on our website is not incorporated by reference into this prospectus.

We began operations in 1989 and when we went public in December 1992, our principal products were the APT product family of software productivity tools, comprised of the APTuser – a production report generator and APTools – a comprehensive software development system. In 1993, we acquired Meyad Computers Company (1991) Ltd. (now known as Attunity Software Services (1991) Ltd.) which owned Mancal 2000 – a financial and logistic application software package. In 1994, we acquired Cortex Inc., which owned CorVision – an application generator for enterprise applications. In 1996, we released Attunity Connect® – a universal data and application access product. In December 2005, we released Attunity InFocus – a software platform for workplace applications.

Business Overview

We are a leading provider of service-orientated software and solutions in the composite workplace applications market with our flagship product Attunity InFocus, and in the data and application integration market.

Using Attunity’s software, companies are able to optimally connect, transfer, join and stream to and from a variety of data sources in real-time, and subsequently use that data to rapidly configure and deploy sophisticated management-focused workplace applications.

We also provide maintenance, consulting, and other related services for our products including maintenance services for our legacy products: CorVision – an application generator; APTuser – a database retrieval and production report generator; and Mancal 2000 – a logistics and financial application software package. With successful deployments at thousands of organizations worldwide, we have over 17 years of experience in providing enterprise-class software, both directly and indirectly through a number of strategic and OEM agreements with global-class partners, such as HP, IBM, Microsoft, Oracle, Business Objects and Cognos.

Our Strategy

Our objective is to become the worldwide leader in software solutions for enterprise workplace application. Our strategy is to develop and sell innovative and rapidly deployable software solutions that help organizations improve the effectiveness of their business, management teams, and company interactions. The key elements of our strategy include:

—	increasing our technological lead by investing in research and development activities around our existing product offerings and further developing new and innovative technology solutions that increase our value to our customers and prospects;

—	leveraging the installed base of our service-orientated software solutions in the data and application integration market;

—	expanding strategic partnerships and sales through indirect channels, OEMs and strategic partnerships;

—	expanding our marketing and sales force. We have developed our customer base and sales geographies through our network of international offices, from which we offer sales ,professional services, technical support, partner development and management. We plan to further penetrate these sales geographies, and develop new ones, with a combination of direct, channel and distribution sales;

—	expanding the customer base for our software solutions and services. We intend to secure new customers by leveraging on our new product offerings and existing relationships with OEM partners and other customers; and

—	building deep, long-term and mutually valuable relationships with both our current as well as prospective customers. We plan to build on our relationships with our existing customers in North America, Europe, Asia, and in the Middle East who represent numerous areas of business segments, including but not limited to, finance, manufacturing, professional services, technology, defense, education, retail and life sciences.

Recent Developments

As previously announced on May 21, 2007, we called a special meeting of our shareholders to be held on June 13, 2007 to approve an amendment to our Memorandum of Association and Articles of Association increasing our authorized share capital from 40,000,000 to 70,000,000 Ordinary Shares.

Business outlook

As reported in our Annual Report, we expect that our results will continue to be impacted by the continued decline in revenues from our legacy products and by increased sales and marketing expenditures while we attempt to gain market acceptance for our products. In particular, we have launched the first and second versions of Attunity InFocus in December 2005 and in September 2006, respectively, which signifies our entrance into relatively new markets and we are currently unable to predict the demand for such product. As a result of an unpredictable business environment and long sales cycles, as well as the uncertainty surrounding the Attunity InFocus, we are unable to provide any guidance as to sales and profitability trends, except that we expect that our Connect and legacy products will continue to generate annual revenues of between $9 million to $12 million until 2009 (inclusive).